# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CARGO Therapeutics, Inc., CIK 0001966494
CUSIP: 14179K101
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 835 Industrial Road, Suite 400, San Carlos, California (CA), 94070
Date of event which requires filing of this statement: 04/23/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001274173-25-000082
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,170,810; sole dispositive power 0; shared dispositive power 1,170,810; aggregate amount beneficially owned 1,170,810 (2.5% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,170,810; sole dispositive power 0; shared dispositive power 1,170,810; aggregate amount beneficially owned 1,170,810 (2.5% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Perceptive Xontogeny Venture Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,170,810; sole dispositive power 0; shared dispositive power 1,170,810; aggregate amount beneficially owned 1,170,810 (2.5% of the class)

## Item 1. Issuer
Name of issuer: CARGO Therapeutics, Inc.
Address of issuer's principal executive offices: 835 Industrial Road, Suite 400, San Carlos, CA 94070

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.001 per share (the "Common Stock") of CARGO Therapeutics, Inc. (the "Issuer") are:

(i) Perceptive Advisors LLC ("Perceptive Advisors")
(ii) Joseph Edelman ("Mr. Edelman")
(iii) Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
(iv) Perceptive Xontogeny Venture Fund II, L.P. ("PXV II")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands Corporation.
PVX II is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 46,052,368 shares of Common Stock outstanding as reported by the Issuer in its Annual Form 10-K filed with the Securities and Exchange Commission on March 12, 2025.
Percent of class:
Perceptive Advisors: 2.5%
Mr. Edelman: 2.5%
Master Fund: 0.0%
PVX II: 2.5
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
PVX II: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 1,170,810 Shares
Mr. Edelman: 1,170,810 Shares
Master Fund: 0 Shares
PVX II: 1,170,810 Shares
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
PVX II: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 1,170,810 Shares
Mr. Edelman: 1,170,810 Shares
Master Fund: 0 Shares
PVX II: 1,170,810 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (04/23/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (04/23/2025)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (04/23/2025)
- Perceptive Xontogeny Venture Fund II, L.P.: /s/ Joseph Edelman, Joseph Edelman, Managing Partner (04/23/2025)